

# Titan Obtains New $485 Million Credit Facility
# To Replace Existing Credit Facility

**SAN DIEGO, CA - June 03, 2002** - The Titan Corporation (NYSE:TTN) today announced that it has obtained a $485 million credit facility from a syndicate of 68 institutions and commercial banks, 50 of which are new relationships to Titan. The new facility, which was almost three times oversubscribed, replaces the Company's existing $425 million credit facility and is comprised of a $135 million revolving credit facility and a $350 million term loan, which mature in six and seven years respectively. The terms of the new credit facility are substantially similar to those that exist under the previous facility. The proceeds of the term loan were used to refinance outstanding indebtedness under the previous credit facility and to extinguish certain current capital lease obligations. No funds were drawn initially on the revolver, which will be available to the Company for general corporate needs, including strategic acquisitions. Additionally, the new facility excludes Titan's ownership of SureBeam stock as collateral, enabling Titan to spin-off SureBeam in accordance with Titan's plans to do so. Wachovia Securities acted as sole Lead Arranger, with the Bank of Nova Scotia and Comerica Bank as Co-Syndication Agents and Branch Banking Trust Company and Toronto Dominion Bank as Co-Documentation Agents.

"This new facility is important for Titan because it allows us to proceed with the planned tax-free spin-off of SureBeam to Titan shareholders," said Eric M. DeMarco, President and Chief Operating Officer of Titan. Additionally, the new, larger, revolver provides Titan with additional flexibility to continue to take advantage of the opportunity to acquire synergistic defense information technology and communications companies.

"We believe that the fact that there was strong demand for this new facility, which was coupled with the ability to spin-off SureBeam, is a strong endorsement of our strategy and demonstrates significant and widespread confidence in the overall financial strength of Titan."

**About Titan**
Headquartered in San Diego, The Titan Corporation is a leading provider of comprehensive information and communications systems solutions and services to the Department of Defense, intelligence agencies, and other

building and launching technology-based businesses primarily in the information and communications markets from technology developed for the government. In addition, Titan's SureBeam (NASDAQ: SURE) subsidiary markets the leading technology for the electronic irradiation of food products. The company has approximately 11,000 employees and annualized sales of approximately $1.4 billion.

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"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples of such forward looking statements include the Company's belief that the strong demand for this new facility is a strong endorsement of our strategy and demonstrates significant confidence in the overall financial strength of Titan, that the new credit facility will provide Titan with the opportunity to acquire synergistic companies, and statements related to the spin-off of SureBeam. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include capital market risks, risks of delay in completing the spin-off, risks associated with the Company's ability to complete the spin-off, risks associated with acquisitions including integration risks, and other risks described in the Company's Securities and Exchange Commission filings.

**Media Contact:**
Wil Williams, Vice President Corporate Communications
(858) 552-9724 or wwilliams@titan.com

**Investor Relations Contact:**
Rochelle Bold, Vice President Investor Relations
(858) 552-9400 or invest@titan.com

If you would like to receive press releases via electronic mail,
please contact: invest@titan.com

For more information on The Titan Corporation,
please visit our website at: www.titan.com
or visit Titan's investor page at: www.titan.com/investor/